UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class Securities)

362274 10 2

(CUSIP Number)

J. Brennan Ryan, Esq.
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW / Suite 1700
Atlanta, Georgia 30363
404-322-6218

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 362274 10 2

1.	Names of Reporting Person Donald C. Scott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,169

	8.	Shared Voting Power 700

	9.	Sole Dispositive Power 66,169

	10.	Shared Dispositive Power 700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% based on 1,278,466 shares outstanding as of November 14, 2008

14.	Type of Reporting Person IN

CUSIP No. 362274 10 2

1.	Names of Reporting Person Riggs Qualified Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102,221

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 102,221

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,221

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0% based on 1,278,466 shares outstanding as of November 14, 2008

14.	Type of Reporting Person OO

CUSIP No. 362274 10 2

1.	Names of Reporting Person Philip J. Timyan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds [PF]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 17,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8% based on 1,278,466 shares outstanding as of November 14, 2008

14.	Type of Reporting Person IN

CUSIP No. 362274 10 2

1.	Names of Reporting Person FJ Capital Long/Short Equity Fund LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 51,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0% based on 1,278,466 shares outstanding as of November 14, 2008

14.	Type of Reporting Person PN

CUSIP No. 362274 10 2

1.	Names of Reporting Person Martin S. Friedman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,452

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,452

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7% based on 1,278,466 shares outstanding as of November 14, 2008

14.	Type of Reporting Person IN

CUSIP No. 362274 10 2

EXPLANATORY NOTE

Each of the Reporting Persons (as defined below) to which this Schedule 13D relates has previously filed Schedule 13Ds as follows:

FJ Capital Long/Short Equity Fund LLC (“FJ Capital LLC”) and Martin S. Friedman, Schedule 13D, filed November 5, 2008;

Donald C. Scott, Schedule 13D, originally filed April 8, 2004, with the last amendment filed on November 3, 2008; and

Riggs Qualified Partners, LLC and Philip J. Timyan, Schedule 13D, originally filed April 20, 2007, with the last amendment filed on October 1, 2007.

The previously filed statements on Schedule 13D of the Reporting Persons are hereby amended, as set forth below.

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”).  The principal executive offices of the Company are located at 3798 Veterans Boulevard, Metairie, Louisiana 70002.

Item 2.  Identity and Background.

This Schedule 13D is being filed on behalf of each of the following individuals and entities (collectively, the “Reporting Persons”).

Name of Reporting Person	Citizenship (individuals) or Place of Organization (entities)	Business Address
Donald C. Scott	United States	8601 Carriage Road River Ridge, Louisiana 70123

Riggs Qualified Partners, LLC	Delaware	4324 Central Avenue Western Springs, Illinois 60558

Philip J. Timyan	United States	4324 Central Avenue Western Springs, Illinois 60558

FJ Capital LLC	Delaware	2107 Wilson Blvd., Suite 490 Arlington, Virginia 22201

Martin S. Friedman	United States	2107 Wilson Blvd., Suite 490 Arlington, Virginia 22201

Donald C. Scott Reporting Person:

This Schedule 13D is filed on behalf of Donald C. Scott.  Mr. Scott is currently not employed.

CUSIP No. 362274 10 2

Riggs Qualified Partners, LLC Reporting Person:

This Schedule 13D is filed on behalf of Riggs Qualified Partners, LLC (“RQP, LLC”).  The principal business of RQP, LLC is investing for profit in securities and other assets.  The managing member of RQP, LLC is Philip J. Timyan.

Philip J. Timyan Reporting Person:

This Schedule 13D is filed on behalf of Philip J. Timyan.  The principal employment of Mr. Timyan is as managing member of RQP, LLC.  Mr. Timyan invests, among other things, in bank stocks.  Mr. Timyan is making this filing with respect to shares he owns individually and with respect to shares owned by RAM T, L.P., an entity controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power.

FJ Capital LLC Reporting Person:

This Schedule 13D is filed on behalf of FJ Capital LLC.  FJ Capital LLC is a private investment partnership which engages in the purchase and sale of securities for its own account.  Martin S. Friedman is the managing member of FJ Capital LLC.

Martin S. Friedman Reporting Person:

This Schedule 13D is filed on behalf of Martin S. Friedman.  The principal employment of Mr. Friedman is as managing member of FJ Capital LLC.

None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Donald C. Scott Reporting Person:

The amount of funds expended by Mr. Scott to acquire 66,169 shares of Common Stock is approximately $547,500.  The purchases by Mr. Scott were made from personal funds.  Mr. Scott’s spouse owns 700 shares of Common Stock.

Riggs Qualified Partners, LLC Reporting Person:

In acquiring 102,221 shares of Common Stock, RQP LLC expended approximately $1,736,479 of its working capital.

Philip J. Timyan Reporting Person:

In acquiring 17,850 shares of Common Stock held by RAM T, L.P., for which Mr. Timyan possesses dispositive power, RAM T, L.P. expended approximately $349,331 of its working capital.

The amount of funds expended by Mr. Timyan, as an individual, to acquire 5,000 shares of Common Stock is approximately $96,250.  The purchases by Mr. Timyan were made from personal funds.

CUSIP No. 362274 10 2

FJ Capital LLC Reporting Person:

In acquiring 51,700 shares of Common Stock it holds in its name, FJ Capital LLC expended $777,492.29.  Such funds were provided from FJ Capital LLC’s working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Investment, extended in the ordinary course of business.  All purchases of share of Common Stock using funds borrowed from Fidelity Investment, if any, were made in margin transactions on Fidelity Investment’s usual terms and conditions.

Martin S. Friedman Reporting Person:

The amount of funds expended by Mr. Friedman to acquire 21,452 shares of Common Stock is approximately $299,197.25.  The purchases by Mr. Friedman were made through Mr. Friedman’s Individual Retirement Account.

Item 4.  Purpose of Transaction.

The Reporting Persons originally acquired the shares of the Company’s Common Stock subject to this Schedule 13D for investment purposes and not with the purpose nor with the effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

Over recent months, each Reporting Person, has individually, reviewed the Company’s financial performance, and each Reporting Person is concerned that the Company has failed to maximize shareholder value.  As a result of Mr. Scott’s, Mr. Timyan’s and Mr. Friedman’s common concerns regarding the decline in shareholder value, they began to discuss the possibility of proposing alternate members to the Company’s Board.

On February 19, 2009, an oral agreement (the “Agreement”) was reached between Mr. Scott, Mr. Timyan and Mr. Friedman (collectively, the “Group”), to nominate three alternative members to the Company’s Board of Directors, thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons.  Pursuant to the rules promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by each member of the Group.  None of the members of the Group purchased any additional shares of Common Stock in connection with the Agreement.  The members of the Group held discussions prior to February 19, 2009, regarding the Company’s financial performance and the potential of nominating three alternative members to the Board, however, no agreement was reached among the parties as a result of such discussions, and no group was formed under the Exchange Act, until February 19, 2009.

On February 19, 2009, pursuant to the Agreement, the Group sent a letter to the Company proposing to nominate each of the Group members, Mr. Scott, Mr. Timyan and Mr. Friedman, for election to the Company’s Board at the 2009 Annual Meeting of Shareholders (the “Annual Meeting”).  In connection with such notice and in full compliance with the requirements of  Article 6.F of the Company’s Articles of Incorporation, the Group provided the Company with certain information about each nominee, including, but not limited to, certain personal information (namely, age, business and residence address), information regarding their principal occupation, place of employment and experience, their individual share ownership of Common Stock and the absence of conflicts of interests with the Company.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION.  THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY SHAREHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING.  The Reporting Persons do not intend to make any public statements regarding these matters.  The Reporting Persons believe that all shareholders should make independent decisions regarding the election of directors and any other matters to be voted upon at the Annual Meeting.

CUSIP No. 362274 10 2

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or that would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Donald C. Scott Reporting Person:

(a)           Mr. Scott beneficially owns 69,869 shares of Common Stock which represents approximately 5.2% of the outstanding shares of Common Stock (based upon 1,278,466 shares issued and outstanding as of November 14, 2008).

(b)           Mr. Scott has sole voting and dispositive power with respect to 69,169 shares of Common Stock which includes 48,000 shares of Common Stock which are held in his Individual Retirement Account. Mr. Scott has shared voting and dispositive power with respect to 700 shares of Common Stock deemed beneficially owned by his spouse.

(c)           None.

(d)           Not Applicable.

(e)           Not Applicable.

Riggs Qualified Partners, LLC Reporting Person:

(a)           RQP LLC beneficially owns 102,221 shares of Common Stock which represents approximately 8.0% of the outstanding shares of Common Stock (based upon 1,278,466 shares issued and outstanding as of November 14, 2008).

(b)           RQP LLC has sole voting and dispositive power with respect to the 102,221 shares of Common Stock it owns, which power is exercisable by Mr. Timyan as managing member of RQP LLC.

(c)           None.

(d)           Not Applicable.

(e)           Not Applicable.

Philip J. Timyan Reporting Person:

(a)           Mr. Timyan beneficially owns 5,000 shares of Common Stock which represents approximately 1.8% of the outstanding shares of Common Stock (based upon 1,278,466 shares issued and outstanding as of November 14, 2008).   In addition, as the managing member of RQP LLC, Mr. Timyan may be deemed, pursuant to Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of 102,221 shares of Common Stock owned by RQP LLC.  In addition, Mr. Timyan may be deemed to beneficially own an additional 17,850 shares of Common Stock held by RAM T, L.P. (“RAM”), for which Mr. Timyan has dispositive power.  The foregoing shares of Common Stock, in the aggregate, constitute approximately 9.8% of the outstanding shares of Common Stock.

(b)           Mr. Timyan has sole voting and dispositive power with respect to the 5,000 shares of Common Stock which he holds directly.

Mr. Timyan shares the power to dispose of the shares of Common Stock held by RAM, with RAM and its general partner, RTL Partners Ltd.  Mr. Timyan has no voting power over the shares of Common Stock held by RAM.   RAM is a Cayman Islands company, the principal business of which, to the knowledge of Mr. Timyan, is investing for profit in securities and other assets.  The general Partner of RAM is RTL Partners Ltd., also a Cayman

CUSIP No. 362274 10 2

Islands company, the principal business of which, to the knowledge of Mr. Timyan, is serving as the general partner of RAM.  The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy’s Drive, George Town, Grand Cayman Islands, British West Indies.

RQP LLC has sole voting and dispositive power with respect to the 102,221 shares of Common Stock it owns, which power is exercisable by Mr. Timyan as managing member of RQP LLC.

(c)           None.

(d)           RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 17,850 shares held by RAM.

(e)           Not Applicable.

FJ Capital LLC Reporting Person:

(a)           FJ Capital LLC beneficially owns 51,700 shares of Common Stock which represents approximately 4.0 % of the outstanding shares of Common Stock (based upon 1,278,466 shares issued and outstanding as of November 14, 2008).

(b)           FJ Capital LLC has shared voting and dispositive power with respect to the 51,700 shares of Common Stock it owns.

(c)           None.

(d)           As the managing member of FJ Capital LLC, Mr. Friedman has the power to direct the affairs of FJ Capital LLC.

(e)           Not Applicable.

Martin S. Friedman Reporting Person:

(a)           Mr. Friedman beneficially owns 21,452 shares of Common Stock which represents approximately 1.7% of the outstanding shares of Common Stock (based upon 1,278,466 shares issued and outstanding as of November 14, 2008).

(b)           Mr. Friedman has sole voting and dispositive power with respect to the 21,452 shares of Common Stock that he holds directly.  Mr. Friedman shares the power to vote and dispose of the 51,700 shares of Common Stock held by FJ Capital LLC.

(c)           Mr. Friedman effected the following transactions in the Company’s securities during the last 60 days.

Title of Security	Transaction Date	Number of Shares	Price	Total Cost	Transaction Type

Common Stock	12/30/2008	1000	$12.00	$12,007.90	Purchase

Common Stock	12/30/2008	1000	$12.00	$11,658.00	Purchase

Common Stock	12/30/2008	1000	$11.65	$11,658.00	Purchase

Common Stock	12/30/2008	500	$11.65	$5,960.00	Purchase

Common Stock	12/30/2008	300	$11.92	$3,587.00	Purchase

CUSIP No. 362274 10 2

Common Stock	12/30/2008	200	$11.93	$2,382.00	Purchase

Common Stock	12/30/2008	100	$11.91	$1,207.99	Purchase

Common Stock	1/15/2009	2	$11.05	$30.10	Purchase

Common Stock	1/21/2009	2500	$10.53	$26,333.00	Purchase

Common Stock	1/21/2009	100	$10.56	$1,064.00	Purchase

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The Reporting Persons do not have any written agreement with respect to the voting of their shares.  As disclosed under Item 4, the Reporting Persons have formed a group for the purpose of nominating 3 alternative members to the Company’s Board, and each Reporting Person intends to vote their respective shares to elect the 3 alternate board members.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1                Letter to the Company dated February 19, 2009, declaring Mr. Scott’s, Mr. Timyan’s and Mr. Friedman’s intention to propose themselves as alternative directors for election at the 2009 Annual Meeting.

Exhibit 2                Joint Filing Agreement dated February 19, 2009, signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.

CUSIP No. 362274 10 2

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2009	By:	/s/ Donald C. Scott
Donald C. Scott

Riggs Qualified Partners, LLC

Dated:	February 19, 2009	By:	/s/ Philip J. Timyan
Name: Philip J. Timyan
Its: Managing Member

Dated:	February 19, 2009	By:	/s/ Philip J. Timyan
Philip J. Timyan

FJ Capital Long Short Equity Fund LLC

Dated:	February 19, 2009	By:	/s/ Martin S. Friedman
Name: Martin S. Friedman
Its: Managing Member

Dated:	February 19, 2009	By:	/s/ Martin S. Friedman
Martin S. Friedman

Exhibit 1

February 19, 2009

GS Financial Corp.

Attention:  Lettie R. Moll, Corporate Secretary

3798 Veterans Boulevard

Metairie, Louisiana 70002

Dear Members of the Board and Secretary:

We are writing you today to propose three alternative nominees for election as directors to GS Financial Corp.’s (the “Company’s”) Board of Directors (the “Board”) and to demand inclusion of the nominees in the Company’s 2009 Notice of Annual Meeting of Stockholders and Proxy Statement.  We do not take this action lightly.  We believe that the Board has failed the shareholders in several respects.  In 2005, the Board initiated a new business strategy to mirror that of other area banks.  Since early 2007, the value of the Company’s common stock has declined and, in 2008, the Company’s balance sheet equity decreased.  Despite the Company’s subpar performance and a decline in shareholder value and equity, the Board has continued to increase its compensation expense and, in 2008, declared dividends that exceeded Company net income, both of which we view as dangerous trends.  We believe that the Board should be held accountable for the Company’s performance and should begin to implement a more effective strategy to maximize shareholder value.

Accordingly, pursuant to Article 6.F of the Company’s Articles of Incorporation (the “Articles”), we hereby nominate ourselves, Martin S. Freidman, Donald C. Scott and Philip J. Timyan, for election to the board of directors at the Company’s 2009 Annual Meeting of Shareholders.  We believe that if elected as directors, we can help the Company reverse its current troubling trends and build future shareholder equity.

Annex A hereto sets forth the information regarding each of us as nominees, and as nominating shareholders, which is required to be included in this notice pursuant to Article 6.F of the Articles.  We have also attached as Annex B our consent to nomination and agreement to serve if elected.  Finally, Annex C sets forth completed Questionnaires providing any additional information required pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

None of us is a party to any proceeding involving the Company, nor do we have any affiliation with or material interest in any person or entity having an interest materially adverse to the Company.  Together, we are the beneficial owners of approximately 264,092 shares, or 20.7%, of the Company’s common stock as of February 19, 2009.  Accordingly, we hereby represent that we are the holders of record of shares of the Company’s common stock entitled to vote at the 2009 Annual Meeting of Shareholders.

If any further information is required concerning any of us as nominees, please do not hesitate to contact us.

Sincerely,

/s/ Martin S. Friedman	/s/ Donald C. Scott	/s/ Philip J. Timyan
Martin S. Friedman	Donald C. Scott	Philip J. Timyan

ANNEX A-1

Martin S. Friedman, Age 40

Business Address

2107 Wilson Blvd.

Arlington, Virginia 22201

Principal Occupations During the Past Five Years and Business Experience

From 1989 to February 2007, Mr. Friedman served as a Senior Financial Analysts and Director of Research for Friedman, Billings, Ramsey.  From February 2007 to December 2008, he served as Chief Executive Officer of Cheetah Asset Management, a start-up financial company.  He currently serves as Chief Executive Officer and Managing Member of FJ Capital Management and is the head portfolio manager of the hedge fund, which focuses on small cap financial companies.

Compensation

During the fiscal year 2008, Mr. Friedman received no compensation from GS Financial Corp. or any of its affiliates.

Common Stock Ownership

The following table sets forth the common shares beneficially owned by Mr. Friedman.

Method of Ownership	Sole or Shared Voting or Investment Power	Number of Shares
FJ Capital Management	Sole	51,700
Martin S. Friedman IRA	Sole	21,452
		Total: 73,152

As of February 19, 2009, Mr. Friedman beneficially owns approximately 5.7% of the Company’s common stock based on 1,278,466 shares outstanding at November 14, 2008.

ANNEX A-2

Donald C. Scott, Age 57

Business Address

8601 Carriage Rd.

River Ridge, Louisiana 70123

Principal Occupations During the Past Five Years and Business Experience

Mr. Scott served as Chairman of the Board of the Company and Guaranty Savings Bank from February 1997 and March 1985, respectively, until April 2005.  Mr. Scott retired as President and Chief Executive Officer of both the Company and Guaranty Savings Bank in January 2005, and served as a consultant to the Company until December 31, 2007.  He is currently an independent consultant.

Compensation

During the fiscal year 2008, Mr. Scott received no compensation from the Company or any of its affiliates.

Common Stock Ownership

The following table sets forth the common shares beneficially owned by Mr. Scott.

Method of Ownership	Sole or Shared Voting or Investment Power	Number of Shares
Donald C. Scott	Sole	66,169 (48,315 IRA)
Gwen Scott	Sole	700
		Total: 66,869

As of February 19, 2009, Mr. Scott beneficially owns approximately 5.2% of the Company’s common stock based on 1,278,466 shares outstanding at November 14, 2008.

Family Relationships

Mr. Scott’s brother, Bruce Scott, is an officer and director of the Company.

Prior Director Positions with the Company

Mr. Scott previously served as a director on both the Company’s and Guaranty Savings Bank’s board of directors, until he resigned effective January 7, 2008.

ANNEX A-3

Philip J. Timyan, Age 51

Business Address

4324 Central Ave.

Western Springs, Illinois 60558

Principal Occupations During the Past Five Years and Business Experience

Mr. Timyan is the Managing Member of Riggs Qualified Partners, LLC and is responsible for the entire management of the hedge fund.  As Managing Member of Riggs Qualified Partners, LLC, Mr. Timyan provides thorough analysis of valuation, trading strategies, and reviews the business prospects of hundreds of companies.

Compensation

During the fiscal year 2008, Mr. Timyan received no compensation from the Company or any of its affiliates.

Common Stock Ownership

The following table sets forth the common shares beneficially owned by Mr. Timyan.

Method of Ownership	Sole or Shared Voting or Investment Power	Number of Shares
Riggs Qualified Partners, LLC	Sole	102,221
RAM T, L.P.	Shared	17,850
Philip J. Timyan IRA	Sole	5,000
		Total: 124,071

As of February 19, 2009, Mr. Timyan beneficially owns approximately 9.7% of the Company’s common stock based on 1,278,466 shares outstanding at November 14, 2008.

ANNEX B-1

Martin S. Friedman

Consent to Nomination to Board of Directors

of GS Financial Corp. and

to Serve as a Director if so Elected

I hereby consent to act as a nominee for election to the Board of Directors of GS Financial Corp. and to serve as a Director of GS Financial Corp. if so elected.

Date: February 19, 2009	By:	/s/ Martin S. Friedman
Martin S. Friedman

ANNEX B-2

Donald C. Scott

Consent to Nomination to Board of Directors

of GS Financial Corp. and

to Serve as a Director if so Elected

I hereby consent to act as a nominee for election to the Board of Directors of GS Financial Corp. and to serve as a Director of GS Financial Corp. if so elected.

Date: February 19, 2009	By:	/s/ Donald C. Scott
Donald C. Scott

ANNEX B-3

Philip J. Timyan

Consent to Nomination to Board of Directors

of GS Financial Corp. and

to Serve as a Director if so Elected

I hereby consent to act as a nominee for election to the Board of Directors of GS Financial Corp. and to serve as a Director of GS Financial Corp. if so elected.

Date: February 19, 2009	By:	/s/ Philip J. Timyan
Philip J. Timyan

ANNEX C

See attached Questionnaires of Martin S. Freidman, Donald C. Scott and Philip J. Timyan.

Exhibit 2

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent he or it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: February 19, 2009

	By:	/s/ Donald C. Scott
Donald C. Scott

Riggs, Qualified Partners, LLC

	By:	/s/ Philip J. Timyan
Name: Philip J. Timyan
Its: Managing Member

	By:	/s/ Philip J. Timyan
Philip J. Timyan

FJ Capital Long Short Equity Fund LLC

	By:	/s/ Martin S. Friedman
Name: Martin S. Friedman
Its: Managing Member

	By:	/s/ Martin S. Friedman
Martin S. Friedman